UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 3, 2014
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
Release of maiden resource for Nuevo Chaquiro Deposit

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485
–
JSE share code: ANG
CUSIP: 035128206
–
NYSE share code: AU
3 November 2014
NEWS RELEASE
Release of maiden resource for Nuevo Chaquiro Deposit
·
604Mt @ 0.65% Cu, 0.32g/t Au, 4.38g/t Ag, and 116ppm Mo
·
Contained metal content of 3.95Mt Cu, 6.13Moz Au, 85.2Moz Ag, and 70Kt Mo
·
High grade zone open to the north and south and drilling continues
(JOHANNESBURG – RELEASE) – AngloGold Ashanti Limited (AGA) is pleased to announce the first
Mineral Resource for the Nuevo Chaquiro deposit in the Quebradona Project Area. The Quebradona Project
is a Joint Venture between AGA (88.5%) and B2Gold (11.5%). B2Gold is not participating in the exploration expenditure and its interest in the project is being diluted.
The Quebradona Project is situated in the Middle Cáuca region of Colombia, in the Department of Antioquia,
60 km southwest of Medellin (Figure 1). Nuevo Chaquiro, a significant copper-gold porphyry-style mineralised system, is one of five known porphyry centres on the property and has been the focus of exploration activities since the beginning of 2012.
The maiden Inferred Mineral Resource for Nuevo Chaquiro is 604Mt at an average grade of 0.65%
copper, 0.32g/t gold, 4.38g/t silver and 116ppm molybdenum for a contained metal content of 3.95Mt copper, 6.13Moz gold, 85.2Moz silver and 70Kt molybdenum.
The Mineral Resource released here was tested for and found to have reasonable and realistic prospects for eventual economic extraction. It represents a realistic inventory of mineralisation within a conceptual underground mine design, based on two lifts using a combination of block caving and panel caving (Table 1,
Figure 2). The development levels at 1000mRL and 1400mRL, were assumed to be potentially available to mine at some point in the future. Therefore all Inferred Mineral Resource above the 1000mRL within the
Figure 1. Location

mine design is included in the estimate and since non-selective mining methods are proposed no cut-off can be applied.
“Our global exploration programme has again delivered , this time a high-grade copper- gold deposit,”
Graham Ehm, AngloGold Ashanti’s Executive Vice President: Group Planning and Technical, said. “Nuevo
Chaquiro has potential to expand further at depth and along strike, and is an excellent addition to our long-
term pipeline.
”
An analysis of the distribution of grade shows a high grade zone of >0.6% Cu on the eastern side of the deposit. This high grade zone is open to the north, south and at depth. The extensions of the high grade zone are the subject of the present drilling campaign.
Classification
Mine Area
Mt
Cu %
Au g/t
Ag g/t
Mo ppm
Cu
Mt
Au Moz
Ag Moz
Mo Kt
Inferred
Lift 1
229.8
0.77
0.42
4.63
130.7
1.77
3.11
34.22
30.04
Lift 2
374.8
0.58
0.25
4.23
106.8
2.19
3.02
50.98
40.03
Total
604.5
0.65
0.32
4.38
115.9
3.95
6.13
85.19
70.08
Table 1. Nuevo Chaquiro Inferred Mineral Resource
Figure 2. Nuevo Chaquiro Hypothetical Lifts in Grey behind Grade Shells (view to North)
Competent Persons Statement
The information in this report is compiled by Mr. Rex Brommecker (MSc (Geology), BSc (Geology), PGeo)
who is a Member of the Association of Professional Geoscientists of Ontario (APGO) which is a member of
Canadian Council of Professional Geoscientists (CCPG). Mr. Brommecker has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person, as defined in the 2012 edition of the JORC Code. Rex

Brommecker is a full-time employee of the company and consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
The Mineral Resource estimation has been reviewed and approved by Vaughan Chamberlain (MSc (Mining
Engineering), BSc (Geology), MGSSA, FAusIMM) who is a Fellow of the Australasian Institute of Mining and
Metallurgy. Mr. Chamberlain has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent
Person, as defined in the 2012 edition of the JORC Code. Vaughan Chamberlain is a full-time employee of the company and consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
Nuevo Chaquiro Mineral Resource Explanatory Notes
–
November 3, 2014
This Mineral Resource statement is the first estimate for the Nuevo Chaquiro Deposit in the Antioquia
Department of Colombia.
Mineral Resource
The Mineral Resource estimate shown below for Nuevo Chaquiro was completed by external consultants
QG Proprietary Limited and validated by an internal team. The Mineral Resource is reported according to the principles and guidelines of JORC 2012 and meets SAMREC 2007 guidelines. It is based on a database containing 23,583 records from 54 holes, with a total of 48,601.9m drilled that was available as of
September 8th, 2014.
The Mineral Resource was tested for and found to have reasonable and realistic prospects for eventual economic extraction. It represents a realistic inventory of mineralisation within a conceptual underground mine design, based on two lifts using a combination of block caving and panel caving (Table 2, Figure 3).
The development levels at 1000mRL and 1400mRL, were assumed to be potentially available to mine at some point in the future. Therefore all Inferred Mineral Resource above the 1000mRL within the mine design is included in the estimate and since non-selective methods are used, no cut-off can be applied.
Additional potentially mineralised material is included in the mine design, but is not included as part of the reported Mineral Resource due to lower confidence in the grade estimate as a result of limited drill-hole data in those portions of the deposit.
Classification
Mine Area
Mt
Cu %
Au g/t
Ag g/t
Mo ppm
Cu
Mt
Au Moz
Ag Moz
Mo Kt
Inferred
Lift 1
229.8
0.77
0.42
4.63
130.7
1.77
3.11
34.22
30.04
Lift 2
374.8
0.58
0.25
4.23
106.8
2.19
3.02
50.98
40.03
Total
604.5
0.65
0.32
4.38
115.9
3.95
6.13
85.19
70.08
Table 2. Nuevo Chaquiro Inferred Mineral Resource

Figure 3. Nuevo Chaquiro Hypothetical Lifts in Grey behind Grade Shells (View to North)
Geology
The Nuevo Chaquiro deposit consists of Miocene-aged diorite and quartz diorite dykes and thin vertical stocks intruding a thick section of andesitic tuffs and volcaniclastics of the Miocene-aged Combia Formation
(Figure 4) which fills a large pull-apart basin within the prospective middle Cauca belt of central Colombia.
Depth to mineralisation from the surface is of the order of 250 – 400 m. Typical Cu porphyry alteration zonation is evident with a high temperature, K-silicate central zone (biotite, magnetite, chalcopyrite, and molybdenite) which trends into an overlying sericitic alteration zone (muscovite, chlorite, quartz, pyrite, +/-
tourmaline) surrounded by more distal propylitic alteration (chlorite, epidote, illite, carbonate). There is also an inner core of calcic-potassic alteration featuring biotite, actinolite, epidote, and anhydrite with lesser Cu,
Au, and Mo values. The mineralised zone is characterised by fine stockworks, disseminations and veinlets of quartz, magnetite, pyrite, chalcopyrite and molybdenite. To date, the intrusive complex can be divided into an eastern early intrusive centre which contains abundant >0.6% Cu and Au mineralisation, and a central area comprised of abundant intra-mineral diorite and quartz diorites, of which a classic ore shell of lower grade mineralisation (>0.3% Cu) appears draped over the intrusions. The mineralisation also contains considerable amounts of by-product molybdenum and silver.
The mineralisation has been drill tested over a surface area measuring 1400 by 800m and to a vertical depth of 1550m. Possibilities exist to extend the high grade zone along strike to the north and south and at depth.

Figure 4. Nuevo Chaquiro representative Geological section (View to NW)
Mineral Resource Estimation Methodology
Data was composited to 6m lengths and coded for the geological and mineralisation domains. Extreme values were capped after examining histograms of the data for each element. Estimation was done using
Ordinary Kriging (OK) into parent cells.
Quantitative Kriging Neighbourhood Analysis (QKNA), an analysis that measures the performance ‘quality’ of the estimate, was performed for the estimate. The estimation parameters applied for this estimation study reflect the results of that QKNA. Search ranges were set around 20% longer than the variogram model ranges for the respective directions. This allowed more cells to be informed, particularly in the background model, in the first estimation pass without undue effect to the estimation quality. Within the mineralised zones with greater data density the maximum sample parameter self-limits the range once the maximum is met.
A minimum of six samples were used for the first two search passes with a minimum of four samples for the third search pass. A maximum of 40 samples were used for all search passes. Three search passes were used with the second pass at twice the range of the first pass and the third pass at four times the range of the first pass. Rotation of the search ellipse was the same as for the variogram models. Estimation was into parent cells of 80m (Easting) x 80m (Northing) x 20m (RL) using a cell discretisation of 8 (Easting) x 8
(Northing) x 3 (RL).
With a relatively low data density, no sector restrictions were used and no restriction on the number of samples used from any one hole was imposed for most domains. The exception to this was for Cu in the background domain in both background and >0.45% Cu domains. Visual validation indicated the grades for these variables in these domains were overly affected by single drill holes in some areas. Octant restrictions were imposed for these estimates with a maximum of six samples from any single drill hole used.
Drilling Density
The drill holes have been drilled in a variety of directions and so the spacing between holes is not uniform.
The drill hole spacing is between 100 to 200 metres within the Mineral Resource, becoming wider at depth and at some of the margins of the mineralisation. The distribution of drill holes and grade shells within the planned block cave is shown in Figures 3, 5 and 6.

Figure 5. Nuevo Chaquiro Hypothetical Lifts in Grey Behind Grade Shells (Plan View)
Figure 6. Nuevo Chaquiro Hypothetical Lifts in Grey behind Grade Shells (View to East)

JORC Code, 2012 Edition
–
Table 1
Section 1 Sampling Techniques and Data
Criteria
Commentary
Sampling techniques
AngloGold Ashanti (AGA) has carried out all the drilling within the Nuevo Chaquiro Cu-Au porphyry deposit. All drilling is diamond drill core using HW, NW and BW (as depths increase)
sizes, with geochemistry carried out every 2m on half-core samples. The other half of the core is retained for geological / geotechnical reference and potential further sampling including metallurgical test work.
In intervals of orientated core, the top half of core is sampled. In un-oriented core, the same half of the core has been sampled where possible, by extending a cut line from oriented intervals through into the un-oriented intervals. The lack of a consistent geological reference plane, (such as bedding or a foliation), precludes using geological features to orient the core.
Drilling techniques
Diamond drilling has predominantly been NW and BW in the mineralised zone with HW in the overlying saprolitic and un-mineralised (sericitic) units.
Drill sample recovery
Recovered core length for each drill run is recorded and measured against the expected core from that run. Core recovery is consistently very high.
Logging
All diamond drill cores have been geologically logged for lithology, alteration, mineralisation, and structure utilising AGA’s standard logging code library. Diamond drill cores are orientated, photographed and physical parameters logged (density, susceptibility, resistivity, chargeability and spectral signature). Geotechnical and detailed structural logging is carried out on orientated core with core orientation confidence recorded. Geotechnical data recorded includes QSI, RQD, matrix, and fracture categorisation. All logging data are digitally captured and uploaded to a Century Fusion relational SQL and related databases.
Sub-sampling
techniques and sample
preparation
All diamond drill core is sawn into half-core on site.
Sample preparation has been conducted by ALS in Bogota (2010-November 2012),
Bucaramanga (December 2012) and Medellin (since January 2013). Analyses are conducted at the ALS Lima, Peru facility.
On arrival at the sample preparation facility, the half-core samples are weighed and registered into the LIMS system. They are dried at 110°C on stainless steel trays in a gas fired temperature-controlled oven, then crushed to more than 70% passing 2 mm. One kilogram is split from the coarse crush using a riffle splitter and pulverised to better than 85%
passing 75 microns in a LM2 ring mill. A second split of the coarse crush is retained for coarse residue homogeneity testing. A split of approximately 250g of pulverised material is sent to the analytical facility in Lima, Peru.
Size checks are completed on randomly-selected samples after both the coarse crushing and pulverizing stages.
Quality of assay data
and laboratory tests
All primary analysis has been carried out by ALS in Lima, Peru. Gold is determined by AAS after fire assay of a 50 g charge (method code Au-AA24). Samples reporting more than 10 ppm Au are reanalysed gravimetrically (Au-GRA22).
A broad suite of elements, including Cu, Mo, and potentially deleterious elements, is determined by ICP-OES and ICP-MS after four-acid digestion (method code ME-MS61).
These methods are considered total for the economically important elements. Samples reporting Cu analyses exceeding 10000 ppm are reanalysed using ore-grade method OG62.
Since November 2013 high S concentrations (> 10%) have been reanalysed by LECO. For most samples, Hg has been determined by cold vapour AAS after aqua regia digestion
(method Hg-CV41); however, samples from CHA050 onwards are determined by ICP-MS
(method Hg-MS42).
Quality control samples are included with each analytical batch. Two coarse blank samples are inserted at the start of the batch, and one is inserted every 25 samples. One certified reference material (CRM) is inserted every 25 samples. The reference sample is alternated between a certified Au standard and a certified Cu standard. A coarse reject duplicate is analysed every 25 samples and the laboratory-selected pulp duplicates are inserted every
20-25 samples.
CRMs reporting more than two standard deviations from the expected value are reviewed.
Remedial actions are based on the magnitude of the apparently erroneous result, the tenor of the routine samples with respect to the CRM, and the position within the batch of the CRMs.
These data are reviewed during monthly meetings with the laboratory, during which any

Criteria
Commentary
reanalysis programs are agreed.
Precision is evaluated through analysis of a second split from the coarse crush.
Analytical data are of acceptable precision and accuracy.
Verification of sampling
and assaying
On receipt of assay results from the laboratory the QA/QC results are verified by the Data
Manager and data integrity by the geologists who compare results with geological logging.
Ten percent of the samples within the +0.3 % Cu ore shell are reanalysed using equivalent procedures at a second laboratory, in this case SGS (Medellin).
No twinned holes have been completed.
Copper assays are returned from the assay laboratory in parts per million, which are converted to percentages prior to Mineral Resource estimation.
Assay results received from the laboratories are emailed to the Medellin office and stored on the server. An invoice is mailed to Minera Quebradona SA along with a hard copy or digital
PDFs of the results. The hard copies are filed in folders and PDFs stored on the network for future auditing purposes.
Location of data points
All hole locations within the Mineral Resource area to date have been located with a standard
GPS and on completion the drill hole collars are re-surveyed using a RTK differential GPS.
The grid system is UTM84-18N.
A Digital Terrain Model over the Project area was created from 1:10,000 aerophotos.
Data spacing and
distribution
Drill hole spacing over the project is variable, being influenced by environmental and social considerations. Where possible multiple drill holes are conducted from the same drill pad to minimise impact on the environment. The drill holes, where they pass through the higher grade zone of mineralisation, are projected to have separations of between 100 to 200m. In the medium grade zone the separation is generally 150m or above. The data spacing is considered sufficient to justify the classification of the Mineral Resource as Inferred, with further drilling required to bring the level of confidence up to Indicated.
The deposit remains open to the north, south, and at depth.
Geochemical sampling down the drill holes is carried out at 2m intervals and these are composited to 6m prior to resource estimation.
Orientation of data in
relation to geological
structure
The deposit is related to early quartz diorites intruded into a sub-horizontal tuff package with the mineralisation both in the diorites and disseminated into the tuffs. There is a WNW trend to the intrusive units and the majority of the resource drilling in the higher grade zones is orientated to intersect normal to this trend. The holes are sub-vertical (70-85°) which is largely normal to the general vertical grade variations within the deposit. The chance of bias introduced by sample orientation is thus considered minimal.
Sample security
Samples are sealed in plastic bags, which are in turn placed in larger poly-weave bags for transport. Approximately 5 to 6 sample bags are transported in each poly-weave bag. These are transported directly via road freight to the laboratory (approx. 3 hrs to ALS Medellin) with a corresponding submission form and consignment note.
ALS checks the samples received against the submission form and notifies AGA of any missing, repeated or additional samples.
Once ALS has completed the assaying, the pulp packets, pulp residues and coarse rejects are held in their secure warehouse. On request, the pulp packets are returned to the AGA warehouse on secure pallets where they are documented for long term storage and retrieval.
Audits or reviews
Field quality control and assurance is assessed on a daily, monthly and quarterly basis.
Field QA/QC has been assessed internally by the Chief Geochemist Americas and later Chief
Geochemist Greenfields Exploration as part of their audits of the Quebradona Project between 2011 and 2014.

Section 2 Reporting of Exploration Results
Criteria
Commentary
Mineral tenement and
land tenure status
The Nuevo Chaquiro deposit is part of the Quebradona Project, a joint venture between
Anglogold Ashanti (88.5%) and B2Gold (11.5%). AGA is the manager of the JV. The Project covers an area of 7,586ha in 5 Tenements. These tenements are in the process of being integrated into a single Contract.
There are no known heritage or environmental impediments over the leases where significant results were received.
The tenure is secure at the time of reporting. No known impediments exist to operate in the area.
Exploration done by
other parties
B2Gold drilled shallow holes to the west of the deposit. AGA was the first company to drill deep into the porphyry.
Geology
The Nuevo Chaquiro deposit is a Cu/Au (Ag,Mo) porphyry related to early quartz diorites intruded into a sub-horizontal tuff package. The mineralisation occurs both in the diorites and disseminated in the tuffs.
Drill hole Information
No new exploration data is announced within this report.
Data aggregation
methods
No new exploration data is announced within this report.
Relationship between
mineralisation widths
and intercept lengths
No new exploration data is announced within this report.
Diagrams
No new exploration data is announced within this report.
Balanced reporting
No new exploration data is announced within this report.
Other substantive
exploration data
No new exploration data is announced within this report.
Further work
No new exploration data is announced within this report.
Section 3 Estimation and Reporting of Mineral Resources
Criteria
Commentary
Database integrity
AGA (Colombia) uses various software programs to collect the different forms of drilling data obtained during exploration. The main packages are from Microsoft (Excel and Access).
Drilling data is captured in the field directly into laptop computers. Logging information, geochemical sampling data and physical property measurements are entered by field staff.
Daily drilling forms are completed by the driller in hard copy and signed off by the geologist.
The database is managed with Microsoft’s SQL Server and the Century Fusion SQL data management system. The Century Fusion SQL data management system has been specifically developed for AGA’s Colombian exploration and development projects and contains special queries and data management utilities. Many of these or additional processes have been modified or added to by AGA.
The QC and merging of logging data into the database is semi-automated via Century
Fusion. This program has the ability to read a file to split, composite and append data into the desired format. Semi-automatic loading of data is preferred so that any problems can be addressed immediately. These problems may include inconsistent intervals, wrong logging codes or incorrect initials for the person who collected the data. During the loading process some logging files are split into several tables, i.e. regolith, geology and alteration, to allow better management and access to data. Errors are held in the buffer until corrected.
Assay results received from the laboratories are emailed to the Medellin office and stored on the server. An invoice is mailed to Minera Quebradona SA along with a hard copy or digital
PDFs of the results. The hard copies are filed in folders and PDFs stored on the network for future auditing purposes.
Site visits
The Competent Persons have visited the site on numerous occasions.
Geological
interpretation
3-dimenisonal solids of copper mineralisation were generated at a 0.45% cut-off grade, with an additional higher-grade core envelope at a cut-off grade of 0.6% copper. Molybdenum,

Criteria
Commentary
interpreted at a cut-off grade of 100ppm, sits as a cap overlapping and above the copper mineralisation. A 3-dimensional solid of the host diorite and later quartz and inter-mineral diorites were created in Leapfrog3D software. A 2-dimensional base of saprock surface was also used to constrain grade and density estimates.
Dimensions
The Mineral Resource model covers an area 1.1km (east-west) by 0.8km (north-south) by
1.1km (vertical). The top of the orebody is a minimum of 200m below surface.
Estimation and
modelling techniques
The Mineral Resource was estimated by external consultants QG Pty Ltd.
The Mineral Resource model is estimated using the geostatistical technique of Ordinary Block
Kriging. The estimated block size is 80 x 80 x 20m.
Estimates were completed for copper, gold, silver, molybdenum, sulphur and arsenic using
Isatis and Datamine software.
Variograms were generated for each element and modelled using spherical models with a moderate to low nugget effect.
Search ranges and estimation parameters were validated using Quantitative Kriging
Neighbourhood Analysis, and were consistent with the ranges and rotations applied to the variogram models.
Moisture
Tonnage estimates are on a dry tonne basis.
Cut-off parameters
The Mineral Resource is reported within a notional marginal outline, based on a copper price of US$3.50/lb, US$1600/oz gold, US$15/lb Mo and US$29.26/oz Ag and values that represent typical costs for the mining method and preliminary mining and metallurgical recovery assumptions. Due to the limited selectivity in the proposed bulk mining method, no cut-off grade can be applied, and therefore all Inferred Mineral Resources within the design are reported, including internal dilution.
Mining factors or
assumptions
The assumed mining method is underground block-caving and panel caving. No external dilution is taken into account in the Mineral Resource estimate.
Metallurgical factors or
assumptions
Initial metallurgical test-work indicated no significant impediments to the recovery of Cu (with lesser recoveries of Au, Mo, and Ag) into a concentrate using standard floatation techniques.
Preliminary, conservative, recovery factors from initial test-work were used in the analysis of the conceptual mine design and in the test for reasonable and realistic prospects for eventual economic extraction. Further test-work is required to validate the recovery assumptions before declaring an Ore Reserve.
Environmental factors
or assumptions
Deleterious elements were reviewed spatially but found to be generally low-grade and isolated. Further metallurgical test-work is required to assess the likely levels whereby the deleterious elements would become problematic in concentrated form.
Bulk density
Dry Bulk Density determinations have been routinely collected on all core at two-metre intervals using water immersion methods. A coherent segment of core (>10cm length), representative of the interval, is selected. The weight is measured dry, in air, then measured submerged in water. Core was left to dry naturally on the core racks. Every 25 th
sample is
determined in duplicate. Bulk density for one sample in 50 is checked at the commercial laboratory.
Dry Bulk Density has been estimated using Ordinary Kriging where sufficient data exist. In non-estimated areas, the average measured value for that lithology and regolith type is used.
Classification
The estimates of the Mineral Resources presented in this report have been carried out in accordance with the principles and guidelines of the Australian Code for Reporting of
Exploration Results, Mineral Resources and Ore Reserves (JORC, 2012) and the South
African code for the reporting of exploration results, Mineral Resources and Mineral Reserves
(The SAMREC code) 2007 edition
Mineral Resources have been classified as Inferred.
Audits or reviews
No external audits or reviews have been completed on the Mineral Resource estimate. The
Mineral Resource estimates were completed by external consultants QG Consulting Pty Ltd.
Discussion of relative
accuracy/confidence
The Mineral Resource is classified as Inferred, which reflects the current understanding on the orebody. The geological continuity has been defined by drilling to date, however further drilling will be required to bring the estimate up to a level where detailed mine planning can occur. No Ore Reserve is declared at this time.

ENDS
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd
Contacts
Media
Chris Nthite +27 11 637 6388/+27 83 301 2481 cnthite@anglogoldashanti.com
Stewart Bailey +27 11 637 6031/+27 81 032 2563 sbailey@anglogoldashanti.com
General inquiries media@anglogoldashanti.com
Investors
Stewart Bailey +27 11 637 6031/+27 81 032 2563 sbailey@anglogoldashanti.com
Fundisa Mgidi (South Africa) /+27 11 6376763/+27 82 821 5322 fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-
looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or
>
achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements.
Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2013, which was filed with the United States Securities and Exchange Commission (“SEC”) on 14 April 2014. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485
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JSE share code: ANG CUSIP: 035128206
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NYSE share code: AU
Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: November 3, 2014
By: /s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance